03011656

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 21032

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CM SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 CHRISTINA STREET, SUITE 200
(No. and Street)

NEWTON	MASSACHUSETTS	02461
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MCDONALD 508-399-8920
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL R. OLIVEIRA, CPA CASTRO, THRESHER & OLIVEIRA, P.C.
(Name — *if individual, state last, first, middle name*)

664 COUNTY STREET, ATTLEBORO, MA 02703
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert K. McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CM Securities, Inc., as of Dec. 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

VP, Treasurer

Title

MARIA GABRIELA VIEIRA
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 22, 2009

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASTRO, THRESHER & OLIVEIRA
CERTIFIED PUBLIC ACCOUNTANTS

664 COUNTY STREET
ATTLEBORO, MASSACHUSETTS 02703

January 24, 2003

Securities and Exchange Commission
Regional Office
Boston, MA

Dear Sirs,

As required under Rule 17a-5(j), we have audited the books and records of CM Securities, Inc. for the year ended December 31, 2002. We found no material inadequacies in them or in the system of internal control since the date of the last audit.

Sincerely,

Castro Thresher & Oliveira, P.C.

Castro, Thresher & Oliveira
Certified Public Accountants

T: 508.222.3005 F: 508.222.3086 E: INFO@CASTROANDTHRESHER.COM

CASTRO, THRESHER & OLIVEIRA
CERTIFIED PUBLIC ACCOUNTANTS

664 COUNTY STREET
ATTLEBORO, MASSACHUSETTS 02703

January 24, 2003

Mr. Harvey J. Crosby, President
CM Securities, Inc.
27 Christina Street, Suite 200
Newton, MA 02461

Dear Mr. Crosby,

In accordance with your instructions, we have compared the Financial Operational Combined Uniform Single Report Part IIA of CM Securities, Inc. as of December 31, 2002 with the audited Financial Statements, which our office prepared. We find no material differences in net capital between the report and statements.

Sincerely,

Castro Thresher & Oliveira, P.C.

Castro, Thresher & Oliveira
Certified Public Accountants

T: 508.222.3005 F: 508.222.3086 E: INFO@CASTROANDTHRESHER.COM

CM Securities, Inc.
Seekonk, Massachusetts

Financial Statements
December 31, 2002

CASTRO, THRESHER & OLIVEIRA
CERTIFIED PUBLIC ACCOUNTANTS

664 COUNTY STREET
ATTLEBORO, MASSACHUSETTS 02703

To the Board of Directors
CM Securities Inc.
Seekonk, Massachusetts

Independent Auditor's Report

We have audited the accompanying balance sheet of CM Securities Inc. as of December 31, 2002 and 2001, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CM Securities Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Castro Thresher & Oliveira, P.C.

Castro, Thresher & Oliveira
Certified Public Accountants

January 24, 2003

T: 508.222.3005 F: 508.222.3086 E: INFO@CASTROANDTHRESHER.COM

CM SECURITIES, INC.

INDEX
DECEMBER 31, 2002

Exhibit A - Balance Sheet as of December 31, 2002 and 2001

Exhibit B - Statement of Income and Retained Earnings for the Years ended December 31, 2002 and 2001

Exhibit C - Statement of Cash Flows for the Years ended December 31, 2002 and 2001

Schedule 1 Statement of Changes in Stockholders' Equity for the Years ended December 31, 2002 and 2001

Schedule 2 Computation of Net Capital as Required by Rule 15c(3)(1) as of December 31, 2002.

Schedule 3 Statement of Changes in Liabilities Subordinated to Claims of Creditors December 31, 2002.

Notes to Financial Statements as of December 31, 2002

EXHIBIT A

CM SECURITIES INC.

BALANCE SHEET
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash	$ 105,522	$ 110,043
Commission receivable	5,422	12,131
Prepaid bond	757	-
Securities	37,517	37,517
Total Current Assets	$ 149,218	$ 159,691
PROPERTY, PLANT & EQUIPMENT:		
Office Equipment	$ 4,476	$ 4,476
Less: Accum. Depreciation	(4,476)	(4,476)
Total Property, Plant & Equipment	$ -	$ -
TOTAL ASSETS	$ 149,218	$ 159,691
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Commission payable	$ 5,333	$ 12,051
Note payable - officers	40,000	40,000
Accrued income taxes	456	456
Total Current Liabilities	$ 45,789	$ 52,507
STOCKHOLDERS EQUITY:		
Common Stock (12,500 shs authorized; 2000 shs issued & outstanding)	$ 5,000	$ 5,000
Retained Earnings	98,429	102,184
Total Stockholder's Equity	$ 103,429	$ 107,184
TOTAL LIABILITIES AND EQUITY	$ 149,218	$ 159,691

See Accountant's Audit Report
See Notes to Financial Statements

EXHIBIT B

CM SECURITIES INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
COMMISSION INCOME	$ 109,041	$ 125,256
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission expense	$ 108,072	$ 121,717
Licenses & fees	1,805	1,256
Training	270	350
Insurance	757	480
Taxes	85	85
Accounting	983	4,910
Bank charges	1	1
Total General & Administrative	$ 111,973	$ 128,799
INCOME/(LOSS) FROM OPERATIONS	$ (2,932)	$ (3,543)
OTHER INCOME AND (EXPENSE):		
Interest and dividend income	$ 1,362	$ 2,248
Interest expense	(2,400)	2,400
Total Other Income	$ (1,038)	$ (152)
INCOME BEFORE INCOME TAXES	$ (3,970)	$ (3,695)
INCOME TAXES:		
Massachusetts Income Taxes	$ 456	$ 456
Total Income Taxes	$ 456	$ 456
NET INCOME	$ (4,426)	$ (4,151)
RETAINED EARNINGS, Beginning of year	102,855	106,335
RETAINED EARNINGS, End of year	$ 98,429	$ 102,184

See Accountant's Audit Report
See Notes to Financial Statements

EXHIBIT C

CM SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (4,426)	$ (4,152)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in commissions receivable	$ 6,709	$ (1,222)
Increase (decrease) in commissions payable	(6,718)	1,222
Increase (decrease) in income taxes payable	-	(542)
(Increase) decrease in prepaid bond	(757)	480
Federal income tax refund	671	-
Total adjustments	(95)	(62)
Net cash provided (used) by operating activities	$ (4,521)	$ (4,214)
CASH FLOW FORM INVESTING ACTIVITIES:		
(Increase) decrease in securities	$ -	$ 59,100
Net cash provided (used) by investing activities	$ -	$ 59,100
CASH FLOW FROM FINANCING ACTIVITIES:		
Net cash provided (used) by financing activities	$ -	$ -
NET INCREASE (DECREASE) IN CASH	$ (4,521)	$ 54,886
CASH, BEGINNING OF YEAR	110,043	55,157
CASH, END OF YEAR	$ 105,522	$ 110,043
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income Tax	$ 456	$ 998
Interest expense	$ 2,400	$ 2,400

See Accountant's Audit Report
See Notes to Financial Statements

SCHEDULE 1

CM SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2002 AND 2001

	Common Shares	Stock Amount	2002 Retained Earnings	2001 Retained Earnings
Balance, January 1	2,000	$ 5,000	$ 102,184	$ 106,335
Net Income	-	-	(4,426)	(4,151)
Adjustments	-	-	671	-
Balance, December 31	2,000	$ 5,000	$ 98,429	$ 102,184

See Accountant's Audit Report
See Notes to Financial Statements

CM SECURITIES

COMPUTATION OF NET CAPITAL AS REQUIRED BY RULE 15c(3)(1)
DECEMBER 31, 2002

CAPITAL 12/31/02		$ 103,429
Additions:		
Subordinated Note - Officers	40,000	
Deductions:		
Market Value - Securities Adjustment	36,722	
Haircut - Marketable Securities	119	
NET CAPITAL 12/31/02		$ 106,588

See Accountant's Audit Report
See Notes to Financial Statements

SCHEDULE 3

CM SECURITIES

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2002

Balance, January 1, 2002	$ 40,000
Additions:	
Issuance of Subordinated Notes	-
Balance, December 31, 2002	$ 40,000

See Accountant's Audit Report
See Notes to Financial Statements

CM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 – BUSINESS ACTIVITY:

CM Securities, Inc. is a registered broker-dealer and is subject to the requirements of Rule 15c3-1 (the "Net Capital rule) under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to cover his current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting his "Aggregate Indebtedness" from exceeding fifteen times his "Net Capital" as those terms are defined.

NOTE 2 – SECURITIES EXCHANGE ACT OF 1934:

CM Securities Inc., as of the date of this report, is in compliance with the net capital rules of the SEC. (Schedule 2)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

The accrual method of accounting is used for determining both book and taxable income.

The financial statements have been prepared based on generally accepted accounting principles.

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are stated at cost.

All assets are fully depreciated with no depreciation being charged for the years ending December 31, 2002 and 2001.

NOTE 5 – SECURITIES:

Securities consist of the following items:

Marketable Securities	At Cost	At Market
15,000 Shares USVO	$37,516	$ 795

CM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 6 – NOTE PAYABLE SHAREHOLDERS – SUBORDINATED:

Notes payable to the shareholders' consists of the following subordinated and unsecured amounts:

Robert K. McDonald	$20,000
Harvey J. Crosby	$20,000

These notes bear an interest rate of 6% per annum.

NOTE 7 – RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2002 interest in the amount of $2,400 was paid to the shareholders on the indebtedness described in Note 6. On December 31, 2001 the shareholders purchased from CM Securities Inc., 1500 warrants of NASDAQ and 3000 shares of NASDAQ at cost. The cost of the aforementioned securities was in the aggregate amount of $59,100.

NOTE 8 - CASH:

CM Securities, Inc. was not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because it was exempt under SEC Rule 15c3-3, not carrying any cash or securities for customers.

NOTE 9 – FEDERAL INCOME TAXES:

Due to a net operating loss for the year ended December 31, 2002, in the amount of $4,426, CM Securities, Inc. has no federal income taxes due or payable.